Rubicon Technology, Inc.

9931 Franklin Avenue

Franklin Park, Illinois 60131

June 3, 2010

BY EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	Rubicon Technology, Inc.
Registration Statement on Form S-3 (File No. 333-163904)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Rubicon Technology, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-163904), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 21, 2009 and was declared effective on January 25, 2010. Post-Effective Amendment No. 1 to the Registration Statement was filed with the Commission on February 17, 2010 and Post-Effective Amendment No. 2 to the Registration Statement was filed with the Commission on May 5, 2010.

The grounds for this application for withdrawal are that, subsequent to the initial filing and effectiveness of the Registration Statement, the Company determined to register shares of the Company’s common stock owned by certain stockholders and desired to add such secondary shares to the Registration Statement. As discussed with the Staff, the Company does not appear to be eligible to do so by filing a post-effective amendment to the Registration Statement and therefore is withdrawing the Registration Statement and intends to file a new registration statement to include the secondary shares as well as primary shares after such withdrawal of the Registration Statement.

No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 3, 2010

If you have any questions with respect to the foregoing, please call Leland E. Hutchinson (312-558-7336) or Matthew F. Bergmann (312-558-5924) of Winston & Strawn LLP, our legal counsel.

Respectfully submitted,

/s/ William F. Weissman

William F. Weissman

Chief Financial Officer